FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2023 First Quarter

(April 1, 2022 through June 30, 2022)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2023 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

August 4, 2022

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Hiroyuki Suzuki, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 10, 2022
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2023 First Quarter (April 1, 2022 through June 30, 2022)

(1)	Consolidated financial results (For the first quarter ended June 30)

	(% of change from previous first quarter)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2023 first quarter	8,491,116	7.0	578,655	-42.0	1,021,748	-18.7	758,253	-18.2	736,820	-17.9	1,688,311	47.3
FY2022 first quarter	7,935,558	72.5	997,489	—	1,257,220	963.3	926,540	520.0	897,832	465.2	1,145,862	391.5

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2023 first quarter	53.65	—
FY2022 first quarter	64.23	64.22

(Note)	% of change from previous first quarter is shown as “—” in operating income of FY2022 first quarter because the ratio exceeds 1000%.

On October 1, 2021, Toyota Motor Corporation (“TMC”) effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” and “Earnings per share attributable to Toyota Motor Corporation (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Earnings per share attributable to Toyota Motor Corporation (Diluted)” is not disclosed for FY2023 first quarter, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2023 first quarter	71,935,191	28,308,543	27,374,818	38.1
FY2022	67,688,771	27,154,820	26,245,969	38.8

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2022	—	120.00	—	28.00	—
FY2023	—
FY2023 (forecast)		—	—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split. Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split. Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.

3.	Forecast of Consolidated Results for FY2023 (April 1, 2022 through March 31, 2023)

	(% of change from FY2022)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	34,500,000	9.9	2,400,000	-19.9	3,270,000	-18.1	2,360,000	-17.2	171.95

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2023 first quarter 16,314,987,460 shares, FY2022 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2023 first quarter 2,592,620,246 shares,
FY2022 2,536,685,916 shares

(iii)	Average number of shares issued and outstanding in each period: FY2023 first quarter 13,732,568,596 shares,
FY2022 first quarter 13,979,049,755 shares

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Number of shares issued and outstanding (common stock)” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

Supplemental Material for Financial Results for FY2023 First Quarter

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

Condensed Quarterly Consolidated Financial Statements and

Notes to Condensed Quarterly Consolidated Financial Statements

1. Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2022	June 30, 2022
Assets
Current assets
Cash and cash equivalents	6,113,655	6,685,012
Trade accounts and other receivables	3,142,832	2,938,876
Receivables related to financial services	7,181,327	7,770,781
Other financial assets	2,507,248	2,696,661
Inventories	3,821,356	4,022,898
Income tax receivable	163,925	242,291
Other current assets	791,947	947,547

Total current assets	23,722,290	25,304,067

Non-current assets
Investments accounted for using the equity method	4,837,895	4,830,904
Receivables related to financial services	14,583,130	16,163,485
Other financial assets	9,517,267	9,938,805
Property, plant and equipment
Land	1,361,791	1,388,607
Buildings	5,284,620	5,470,510
Machinery and equipment	13,982,362	14,734,386
Vehicles and equipment on operating leases	6,781,229	7,248,654
Construction in progress	565,528	598,352

Total property, plant and equipment, at cost	27,975,530	29,440,508

Less - Accumulated depreciation and impairment losses	(15,648,890)	(16,524,264)

Total property, plant and equipment, net	12,326,640	12,916,244

Right of use assets	448,412	454,152
Intangible assets	1,191,966	1,190,300
Deferred tax assets	342,202	408,521
Other non-current assets	718,968	728,713

Total non-current assets	43,966,482	46,631,124

Total assets	67,688,771	71,935,191

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

	Yen in millions
	March 31, 2022	June 30, 2022
Liabilities
Current liabilities
Trade accounts and other payables	4,292,092	3,981,456
Short-term and current portion of long-term debt	11,187,839	12,185,076
Accrued expenses	1,520,446	1,652,407
Other financial liabilities	1,046,050	1,355,080
Income taxes payable	826,815	506,495
Liabilities for quality assurance	1,555,711	1,674,232
Other current liabilities	1,413,208	1,666,386

Total current liabilities	21,842,161	23,021,132

Non-current liabilities
Long-term debt	15,308,519	16,881,527
Other financial liabilities	461,583	629,173
Retirement benefit liabilities	1,022,749	1,059,003
Deferred tax liabilities	1,354,794	1,461,153
Other non-current liabilities	544,145	574,661

Total non-current liabilities	18,691,790	20,605,516

Total liabilities	40,533,951	43,626,648

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,575	498,776
Retained earnings	26,453,126	26,873,431
Other components of equity	2,203,254	3,032,336
Treasury stock	(3,306,037)	(3,426,775)

Total Toyota Motor Corporation shareholders’ equity	26,245,969	27,374,818

Non-controlling interests	908,851	933,725

Total shareholders’ equity	27,154,820	28,308,543

Total liabilities and shareholders’ equity	67,688,771	71,935,191

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

2. Condensed Quarterly Consolidated Statement of Income and

    Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first quarter ended June 30, 2021	For the first quarter ended June 30, 2022
Sales revenues
Sales of products	7,362,417	7,844,455
Financial services	573,140	646,661

Total sales revenues	7,935,558	8,491,116

Costs and expenses
Cost of products sold	6,014,841	6,700,127
Cost of financial services	271,078	399,840
Selling, general and administrative	652,150	812,494

Total costs and expenses	6,938,068	7,912,462

Operating income	997,489	578,655

Share of profit (loss) of investments accounted for using the equity method	161,483	171,069
Other finance income	72,065	125,793
Other finance costs	(7,484)	(19,362)
Foreign exchange gain (loss), net	25,921	183,259
Other income (loss), net	7,746	(17,667)

Income before income taxes	1,257,220	1,021,748

Income tax expense	330,679	263,496

Net income	926,540	758,253

Net income attributable to
Toyota Motor Corporation	897,832	736,820
Non-controlling interests	28,708	21,432

Net income	926,540	758,253

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	64.23	53.65

Diluted	64.22	—

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2021	For the first quarter ended June 30, 2022
Net income	926,540	758,253
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	1,565	41,613
Remeasurements of defined benefit plans	(4,361)	(3,528)
Share of other comprehensive income of equity method investees	61,695	(60,004)

Total of items that will not be reclassified to profit (loss)	58,899	(21,919)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	78,998	918,143
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	11,224	(87,260)
Share of other comprehensive income of equity method investees	70,200	121,095

Total of items that may be reclassified subsequently to profit (loss)	160,422	951,978

Total other comprehensive income, net of tax	219,322	930,059

Comprehensive income	1,145,862	1,688,311

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,117,394	1,635,179
Non-controlling interests	28,469	53,132

Comprehensive income	1,145,862	1,688,311

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

3. Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2021

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	897,832	—	—	897,832	28,708	926,540
Other comprehensive income, net of tax	—	—	—	219,561	—	219,561	(240)	219,322

Total comprehensive income	—	—	897,832	219,561	—	1,117,394	28,469	1,145,862

Transactions with owners and other
Dividends paid	—	—	(377,453)	—	—	(377,453)	(19,494)	(396,947)
Repurchase of treasury stock	—	—	—	—	(21,600)	(21,600)	—	(21,600)
Reissuance of treasury stock	—	34	—	—	49	83	—	83
Equity transactions and other	—	70	—	—	—	70	1,104	1,174

Total transactions with owners and other	—	104	(377,453)	—	(21,551)	(398,900)	(18,389)	(417,290)

Reclassification to retained earnings	—	—	30,778	(30,778)	—	—	—	—

Balances at June 30, 2021	397,050	497,379	24,655,333	1,496,510	(2,923,231)	24,123,041	893,861	25,016,901

For the first quarter ended June 30, 2022
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	736,820	—	—	736,820	21,432	758,253
Other comprehensive income, net of tax	—	—	—	898,359	—	898,359	31,699	930,059

Total comprehensive income	—	—	736,820	898,359	—	1,635,179	53,132	1,688,311

Transactions with owners and other
Dividends paid	—	—	(385,792)	—	—	(385,792)	(25,187)	(410,979)
Repurchase of treasury stock	—	—	—	—	(121,311)	(121,311)	—	(121,311)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	(133)	—	—	—	(133)	(3,071)	(3,204)

Total transactions with owners and other	—	201	(385,792)	—	(120,739)	(506,330)	(28,258)	(534,588)

Reclassification to retained earnings	—	—	69,277	(69,277)	—	—	—	—

Balances at June 30, 2022	397,050	498,776	26,873,431	3,032,336	(3,426,775)	27,374,818	933,725	28,308,543

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

4. Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first quarter ended June 30, 2021	For the first quarter ended June 30, 2022
Cash flows from operating activities
Net income	926,540	758,253
Depreciation and amortization	439,778	503,366
Interest income and interest costs related to financial services, net	(83,022)	(178,125)
Share of profit (loss) of investments accounted for using the equity method	(161,483)	(171,069)
Income tax expense	330,679	263,496
Changes in operating assets and liabilities, and other	(588,367)	(286,225)
Interest received	198,692	309,518
Dividends received	241,885	338,516
Interest paid	(89,881)	(80,904)
Income taxes paid, net of refunds	(255,863)	(692,736)

Net cash provided by (used in) operating activities	958,958	764,087

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(335,088)	(374,083)
Additions to equipment leased to others	(739,484)	(458,483)
Proceeds from sales of fixed assets excluding equipment leased to others	9,996	16,925
Proceeds from sales of equipment leased to others	419,887	427,753
Additions to intangible assets	(64,515)	(71,861)
Additions to public and corporate bonds and stocks	(868,405)	(353,453)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	640,954	282,823
Other, net	1,563,755	79,467

Net cash provided by (used in) investing activities	627,100	(450,912)

Cash flows from financing activities
Increase (decrease) in short-term debt	(80,929)	160,646
Proceeds from long-term debt	2,128,592	2,238,120
Payments of long-term debt	(3,320,588)	(1,940,196)
Dividends paid to Toyota Motor Corporation common shareholders	(377,453)	(385,792)
Dividends paid to non-controlling interests	(19,494)	(25,187)
Reissuance (repurchase) of treasury stock	(21,517)	(121,311)

Net cash provided by (used in) financing activities	(1,691,389)	(73,721)

Effect of exchange rate changes on cash and cash equivalents	17,901	331,904

Net increase (decrease) in cash and cash equivalents	(87,430)	571,357

Cash and cash equivalents at beginning of period	5,100,857	6,113,655

Cash and cash equivalents at end of period	5,013,426	6,685,012

TOYOTA MOTOR CORPORATION    FY2023 First Quarter Financial Summary

5. Going Concern Assumption

None

Supplemental Material for Financial Results for FY2023 First Quarter (Consolidated)

< IFRS >

	FY2022										FY2023		FY2023
	1Q (2021/4-6)		2Q (2021/7-9)		3Q (2021/10-12)		4Q (2022/1-3)		12 months (‘21/4-‘22/3)		1Q (2022/4-6)		Forecast 12 months (‘22/4-‘23/3)
Vehicle Production (thousands of units)	2,180		1,756		2,077		2,145		8,158		1,936
(Japan) –including Daihatsu & Hino	1,025		826		945		942		3,738		802
[Daihatsu & Hino]	[262	]	[194	]	[257	]	[264	]	[977	]	[208	]
(Overseas) –including Daihatsu & Hino	1,155		930		1,132		1,203		4,420		1,135
[Daihatsu & Hino]	[110	]	[121	]	[140	]	[145	]	[515	]	[121	]
North America	519		395		403		435		1,752		452
Europe	199		110		201		197		707		201
Asia	324		316		419		440		1,499		372
Central and South America	83		84		81		87		335		104
Africa	29		25		29		45		127		5
Vehicle Sales (thousands of units)	2,148		1,946		2,003		2,134		8,230		2,013		8,850
(Japan) –including Daihatsu & Hino	500		445		482		498		1,924		403		2,050
[Daihatsu & Hino]	[146	]	[128	]	[133	]	[155	]	[561	]	[126	]	[580	]
(Overseas) –including Daihatsu & Hino	1,648		1,501		1,521		1,637		6,306		1,610		6,800
[Daihatsu & Hino]	[63	]	[63	]	[78	]	[77	]	[280	]	[68	]	[170	]
North America	661		621		522		589		2,394		635		2,600
Europe	281		229		250		257		1,017		248		1,100
Asia	365		341		413		425		1,543		361		1,670
Central and South America	105		105		111		111		432		123		460
Oceania	74		74		60		75		282		76		260
Africa	51		45		58		65		219		36		240
Middle East	108		84		106		114		412		130		470
Other	2		2		2		2		7		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,759		2,506		2,522		2,594		10,381		2,544		10,700

Supplemental 1

Supplemental Material for Financial Results for FY2023 First Quarter (Consolidated)

< IFRS >

	FY2022					FY2023		FY2023
	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-’22/3)	1Q (2022/4-6)		Forecast 12 months (‘22/4-’23/3)
Foreign Exchange Rates
Yen to US Dollar Rate	110	110	114	116	112	130		as premise: 130
Yen to Euro Rate	132	130	130	130	131	138		as premise: 140
Number of Employees	372,434	372,286	371,365	372,817	372,817	376,971	(Note 1)
Sales Revenues (billions of yen)	7,935.5	7,545.7	7,785.7	8,112.4	31,379.5	8,491.1		34,500.0
Geographic Information
Japan	4,096.6	3,695.5	4,096.1	4,102.9	15,991.4	3,899.7
North America	2,875.0	2,804.4	2,593.7	2,893.1	11,166.4	3,349.9
Europe	986.9	900.2	1,000.2	980.3	3,867.8	973.0
Asia	1,531.9	1,411.3	1,739.6	1,847.5	6,530.5	1,795.6
Other	688.2	704.3	702.2	833.3	2,928.1	828.7
Elimination	-2,243.3	-1,970.3	-2,346.3	-2,544.9	-9,105.0	-2,355.9
Business Segment
Automotive	7,241.2	6,883.8	7,073.8	7,406.7	28,605.7	7,720.1
Financial Services	578.8	567.6	588.3	589.2	2,324.0	652.1
All Other	241.2	254.3	266.9	367.3	1,129.8	262.3
Elimination	-125.7	-160.1	-143.4	-250.8	-680.1	-143.4
Operating Income (billions of yen)	997.4	749.9	784.3	463.8	2,995.6	578.6		2,400.0
(Operating Income Ratio) (%)	(12.6)	(9.9)	(10.1)	(5.7)	(9.5)	(6.8)		(7.0)
Geographic Information
Japan	518.5	290.5	396.5	217.8	1,423.4	336.7
North America	248.8	174.4	129.2	13.1	565.7	14.5
Europe	30.0	23.6	82.7	26.5	162.9	19.6
Asia	166.6	157.7	175.2	172.7	672.3	212.7
Other	65.3	82.7	51.7	38.2	238.1	45.8
Elimination	-31.9	20.7	-51.1	-4.7	-67.0	-50.8
Business Segment
Automotive	780.0	577.6	595.3	331.1	2,284.2	449.2
Financial Services	196.0	168.3	190.6	101.8	657.0	114.5
All Other	21.6	-0.1	-1.1	21.9	42.3	18.3
Elimination	-0.3	4.0	-0.5	8.9	12.1	-3.4
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	161.4	99.5	154.4	144.8	560.3	171.0		620.0
Income before Income Taxes (billions of yen)	1,257.2	886.8	1,093.5	752.9	3,990.5	1,021.7		3,270.0
(Income before Income Taxes Ratio) (%)	(15.8)	(11.8)	(14.0)	(9.3)	(12.7)	(12.0)		(9.5)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	897.8	626.6	791.7	533.8	2,850.1	736.8		2,360.0
(Net Income Ratio) (%)	(11.3)	(8.3)	(10.2)	(6.6)	(9.1)	(8.7)		(6.8)
Dividends
Cash Dividends (billions of yen)	—	332.4	—	385.7	718.2	—	(Note 2)
Cash Dividends per Share (yen)	—	120	—	28	—	—	(Note 3)
Payout Ratio (%)	—	21.9	—	29.2	25.3	—
Value of Shares Repurchased (billions of yen)[actual purchase]	21.5	228.4	66.4	88.1	404.6	121.3	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	—	299.9	449.9	—	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2023 First Quarter (Consolidated)

< IFRS >

	FY2022					FY2023		FY2023
	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)	1Q (2022/4-6)		Forecast 12 months (‘22/4-‘23/3)
R&D Expenses (billions of yen)	274.1	276.0	294.8	279.2	1,124.2	302.2		1,150.0	(Note 6)
Depreciation Expenses (billions of yen)	241.7	229.2	261.7	274.5	1,007.2	284.3		1,080.0	(Note 7)
Geographic Information
Japan	116.8	99.2	125.4	121.4	463.0	122.6
North America	63.9	68.1	73.5	81.0	286.7	87.4
Europe	18.3	19.3	17.6	20.8	76.2	22.1
Asia	33.2	32.5	34.2	38.2	138.2	39.9
Other	9.3	10.0	10.7	12.9	43.0	12.2
Capital Expenditures (billions of yen)	279.0	358.9	279.6	425.4	1,343.0	274.6		1,430.0	(Note 7)
Geographic Information
Japan	135.7	157.8	149.2	231.8	674.6	128.6
North America	74.5	151.9	72.2	104.8	403.6	97.9
Europe	25.2	19.7	17.8	19.0	81.8	10.3
Asia	36.9	24.4	36.1	51.2	148.7	25.7
Other	6.5	4.9	4.2	18.4	34.1	11.9
Total Liquid Assets (billions of yen)	10,318.6	10,270.8	10,193.3	10,517.3	10,517.3	10,532.2	(Note 8)
Total Assets (billions of yen)	61,651.1	61,758.8	63,618.0	67,688.7	67,688.7	71,935.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	24,123.0	24,610.4	24,939.5	26,245.9	26,245.9	27,374.8
Return on Equity (%)	15.1	10.3	12.8	8.3	11.5	11.0
Return on Asset (%)	5.8	4.1	5.1	3.3	4.4	4.2
Number of Consolidated Subsidiaries (including Structured Entities)					559
Number of Associates and Joint Ventures Accounted for Using the Equity Method					169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2023 (billions of yen, approximately)	1Q (2022/4-6)
Effects of Marketing Activities	-115.0
Effects of Changes in Exchange Rates	195.0
Cost Reduction Efforts	-275.0
From Engineering	-280.0
From Manufacturing and Logistics	5.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-125.0
Other	-98.8
(Changes in Operating Income)	-418.8
Non-operating Income	183.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	9.5
Income tax expense, Net Income Attributable to Non-controlling Interests	74.4
(Changes in Net Income Attributable to Toyota Motor Corporation)	-161.0

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound) , stock prices and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split.
Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split.
Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)	Shareholder return on Net Income for the period
(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3